Exhibit 99.1

Sierra Metals Discovers New High-Grade Oxide Zone Located Within the Current Mine Operations Area at the Yauricocha Mine, Peru

TORONTO--(BUSINESS WIRE)--April 13, 2021--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS):

  The current drilling program along the Yauricocha Fault System demonstrates high-grade oxide mineralization occurring between the Cachi Cachi and Esperanza Zones, which continues and remains open at depth and above

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Drill hole highlights include:

Hole No	From	To	Au (g/t)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	CuEq (%)	Core length Width
17-20-08	110.1	111.4	0.64	273	0.97	4.14	0.53	7.95	1.3 meters
17-21-01	55.7	56.6	4.58	571	22.58	0.02	0.13	15.48	0.9 meters
17-21-03	72.0	74.0	0.07	7	0.19	0.05	28.64	9.74	2.0 meters
17-21-05	71.8	73.5	0.33	281	16.62	0.16	1.25	8.09	1.7 meters
17-21-09	66.7	69.6	0.03	6	0.03	0.03	23.55	7.95	2.9 meters
17-21-13	88.0	89.0	0.03	5	0.01	0.09	29.05	9.82	1.0 meter

Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") today announces that drilling results demonstrating high-grade oxide polymetallic ore has been confirmed in an area between the Cachi Cachi and Esperanza zones along the Yauricocha Fault and within current operations at the Yauricocha Mine.

To date, 21 holes have been completed from an exploration adit at the 1070 level of the Yauricocha Mine in the Yauricocha Fault System area. These holes have intercepted oxide mineralization containing high-grade gold, silver, copper, zinc, and lead zones. These results demonstrate the potential for high-grade mineralization within the reported area and, more importantly, indicate the continued existence of extensive mineralization. These results come as part of an ongoing brownfield drilling program that is testing priority targets at the Yauricocha Mine, located 150 kilometers east-southeast of Lima in the Yauricocha Mining District (Cordillera Occidental), Peru.

Luis Marchese, CEO of Sierra Metals, stated: "The results announced today results represent the existence of further potential at a strategically important zone of the Yauricocha Mine with the confirmation of high-grade oxide mineralization at depth in the area next to existing operations. The Company made a strong commitment to brownfield exploration as part of its growth plan. Results such as the ones released today continue to demonstrate that this investment is paying off with the potential to grow our mineral resources further and add high-value tonnage. This ore will be processed in already existing oxide treatment plant facilities."

Alonso Lujan, Vice President, Exploration of Sierra Metals, commented: "The results reported are from the area between the Esperanza and Cachi Cachi Zones. They demonstrate significant potential for mineralized resources laterally, to depth, and above in this area located along the Yauricocha Fault System, which was previously not explored. He added, "Following the success of this drilling program, further exploration will be conducted within the area to define its mineralized potential better."

Mr. Lujan added, "In 2020, the Company commenced construction on a tunnel to connect the Esperanza and the Cachi Cachi orebodies, located 820 meters apart. The tunnel allowed exploration along this area adjacent to the trend of the mineralized bodies at the Yauricocha mine. This zone is a top priority exploration target for the Company due to its favorable geologic setting and strong geophysical anomalies from our Titan 24 Survey. Today's announcement corresponds to the drilling campaigns of the first two exploration stations along this tunnel. Further drilling stations are planned in the coming months once the tunnel reaches the Cachi Cachi orebodies."

A map of the Yauricocha Mine 1070 level demonstrating the area of drilling between the Cachi Cachi and Esperanza Zones is shown in Figure 1.

Table 1 –Drill Hole Assay Results from the Program

No Hole	From	To	Width	Au	Ag	Pb	Cu	Zn	EQ Cu*
			(m)	g/t	g/t	%	%	%	%

E ESPN 17 21 01	55.7	56.6	0.9	4.58	571	22.58	0.02	0.13	15.48
	61.0	61.8	0.8	0.03	195	4.15	0.01	0.09	3.19
E ESPN 17 21 13	88.0	89.0	1.0	0.03	5	0.01	0.09	29.05	9.82
	139.8	140.0	0.2	0.03	6	0.01	0.01	3.21	1.17
E ESPN 17 21 03	72.0	74.0	2.0	0.07	7	0.19	0.05	28.64	9.74
	99.9	105.4	5.6	0.06	20	0.02	0.07	23.35	8.09
E ESPN 17 21 05	71.8	73.5	1.7	0.33	281	16.62	0.16	1.25	8.09
	78.5	81.7	3.2	0.17	18	0.10	0.51	5.57	2.71
E ESPN 17 21 09	66.7	69.6	2.9	0.03	6	0.03	0.03	23.55	7.95
E ESPN 17 20 08	61.6	64.4	2.8	0.09	76	0.74	0.07	5.74	3.03
	108.3	110.1	1.8	0.05	42	0.63	0.31	3.92	2.26
	110.1	111.4	1.3	0.64	273	0.97	4.16	0.53	7.95
	200.9	202.0	1.1	0.03	169	0.02	3.57	0.06	5.39
E ESPN 17 20 01	142.0	147.0	5.0	1.40	45	0.40	2.55	1.08	4.57
	147.0	152.5	5.5	2.33	146	2.51	0.45	1.52	4.95
E ESPN 17 21 08	85.7	88.0	2.3	0.03	5	0.01	0.04	14.29	4.86
E ESPN 17 21 12	59.2	61.7	2.5	0.16	211	3.20	0.06	1.62	3.77
E ESPN 17 21 11	29.8	30.5	0.7	0.04	9	0.37	0.14	3.57	1.55
	71.5	73.9	2.4	0.03	20	1.27	0.04	7.89	3.22
E ESPN 17 21 02	16.7	17.5	0.8	0.03	8	0.12	0.02	6.86	2.44
	82.3	83.3	1.0	0.24	18	0.89	0.03	0.24	0.72
E ESPN 17 21 04	30.2	30.5	0.3	0.03	13	0.78	0.04	1.33	0.84
	62.4	65.9	3.6	0.46	50	1.74	0.05	0.73	1.63
E ESPN 17 21 10	99.5	99.9	0.5	0.03	6	0.02	0.06	3.16	1.20
E ESPN 17 20 05	158.0	162.2	4.2	0.25	5	0.79	0.05	2.51	1.36
E ESPN 17 20 03	71.0	76.0	5.0	0.07	17	0.46	0.38	1.25	1.15
E ESPN 17 20 02	108.0	109.0	1.0	0.11	19	0.29	0.40	0.53	0.94

*Copper equivalent was calculated using the following consensus metal prices in USD: $25.58/oz Ag, $3.55/lb Cu, $1.18/lb Zn, $0.92/lb Pb, $1,897/oz Au.
Source CIBC Global Mining Group (April 2021)

Quality Assurance

All samples were dried, crushed, pulverized, and analyzed by the Chumpe Laboratory at the Yauricocha Mine.

The quality assurance program for sampling and analysis is performed by the quality control and assurance (QA-QC) employed by Sierra Metals has been described in detail in the NI-43-101 report for Yauricocha dated June 30, 2020, and prepared by SRK Consulting in Vancouver – Canada. This report is available for review. Standards, certified blanks are inserted into the sample stream, as well as duplicate samples which are then sent to the Chumpe lab to verify the precision and accuracy of published results. Additionally, they are sent to the laboratory of ALS Peru S.A. (Chemex) in Lima according to internal quality control procedures. As a standard process, 10% of the samples were sent to the Chumpe laboratory for cross-validation with a certified external laboratory for analysis.

Quality Control

Américo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President of Metallurgy and Projects is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

Mike McAllister
Vice President, Investor Relations
Sierra Metals Inc.
(416) 366 7777
Email: info@sierrametals.com

J.Alonso Lujan
Vice President, Exploration Sierra Metals Inc.
(51) 630 3100
(52) 614 426 0211

Luis Marchese
President & CEO
Sierra Metals Inc.
(416) 366 7777